                                                                                        Exhibit 99.1

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com" yoram.bibring@fundtech.com
georger@fundtech.com

Ruder Finn, Inc., New York
Justine Schneider
(212) 583-2750
schneiderj@ruderfinn.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
FOURTH QUARTER OF 2006 AND FULL YEAR 2006
-  Quarterly Revenues Grow 17% Year-over-Year to $23.1 Million
-  GAAP EPS 10 Cent
-  Non GAAP EPS 19 Cents
-  Full Year Revenues increase 15% to a Record $85.5 Million.

JERSEY CITY, N.J. —February 13, 2006, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for the fourth quarter ended December 31, 2006. Fundtech posted quarterly revenues of $23.1 million, a 17% increase year-over-year, compared to fourth quarter revenue of $19.8 million in 2006, and 7% increase compared to third quarter 2006 revenue of $21.5.

On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $1.6 million or $0.10 per diluted share, for the fourth quarter of 2006 compared with net income of $1.6 million, or $0.10 per diluted share, in the fourth quarter of 2005, and net income of $1.2 million, or $0.08 per diluted share, in the third quarter of 2006.

Excluding stock-based compensation, amortization of intangibles and amortization of capitalized software costs, Fundtech’s adjusted non-GAAP net income for the fourth quarter of 2006 was $3.0 million, or $0.19 per diluted share, compared with $2.3 million, or $0.15 per diluted share, in the fourth quarter of 2005 and $2.5 million, or $0.16 per diluted share, in the third quarter of 2006. (See Schedule A attached to this news release -- Reconciliation to GAAP).

“The year 2006 was another excellent year for Fundtech. We experienced organic growth at an annual rate of 14%, met our EPS guidance, and made important strides to ensure our long term growth,” said CEO Reuven Ben Menachem. “Our Global PAYplus product is proving to be a great solution for European banks that are seeking new strategic payments solutions in the evolving European regulatory environment. In the US market we have transitioned to mostly ASP bookings that will translate into revenues over the next five years. I am confident that our current strategy will ensure healthy organic growth over the next few years.”

For the year ended December 31, 2006, revenues increased 15% to $85.5 million from $74.5 million in 2005, achieving the highest revenue level in the Company's history. GAAP net income in 2006 was $3.8 million, or $0.24 per diluted share, compared with net income of $4.3 million or $0.27 per diluted share, in 2005. Excluding stock based compensation, amortization of intangibles and amortization of capitalized software costs, Non GAAP income for 2006 was $9.1 million, or $0.57 per diluted share, compared to $7.1 million, or $0.45 per diluted share, in 2005. (See Schedule A Attached to this Press Release -- Reconciliation to GAAP).

Other operational highlights:

•	During the fourth quarter Fundtech closed 73 new deals and added 11 new bank customers

•	During the fourth quarter Fundtech closed 15 new system sales: including 5 PAYplus USA, 4 CASHplus, 2 at bbp and 1 at CashTech.

•	During the fourth quarter closed a sale of Global PAYplus for Faster Payments to a large European bank

•	In the U.S, in 2006 Fundtech closed ASP and related transactions which are expected to generate $16 million over five years, 43% higher than the equivalent business booked in 2005.

•
In an independent vendor evaluation conducted by the research firm Celent, Fundtech's CASHplus received the highest score in three of the four dimensions used by Celent to measure the alternatives available to buyers of cash management systems in the market today. The three dimensions were: advanced technology: Breadth of features and usability; and depth of financial institutions services.

Reconciliation of GAAP results to non-GAAP results

Fundtech provides adjusted non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for, the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of the Company with a focus on the performance of its core operations. Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the Company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

Fundtech’s non-GAAP results exclude stock-based compensation, amortization of intangibles and amortization of capitalized software costs .

A detailed reconciliation of GAAP net income to non-GAAP net income is included in the attached Schedule A, Reconciliation to GAAP.

Guidance

The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates. The financial guidance includes the estimated impact of the acquisition of Prang Gmbh on the consolidated financial statements of Fundtech. This acquisition is further discussed in a separate press release that was released today by Fundtech.

For the first quarter of 2007 we expect revenues of between $22.0 million and $22.5 million, GAAP earnings per diluted share of between $0.02 and $0.03 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.10 to $0.11.

For fiscal 2007, we expect revenues of between $96.0 million and $100.0 million, GAAP earnings per diluted share of between $0.35 and $0.42 and adjusted non-GAAP earnings per diluted share, before all amortization expenses and stock compensation expenses, are expected to be in the range of $0.60 to $0.67

We estimate that amortization expenses for the first quarter of 2007 will be approximately $760,000 and that stock compensation expenses will be approximately $620,000.

We estimate that amortization expenses for 2007 will be approximately $1.7 million and that stock compensation expenses will be approximately $2.5 million.

The Company’s guidance for the first quarter of 2007 and full-year 2007 assumes no change in the calculation of the Company’s tax provision, which currently assumes a full valuation allowance against the Company’s deferred tax assets.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) tomorrow, Wednesday, February 14, to discuss the Company’s fourth-quarter and full year 2006 results as well as 2007 financial guidance, and to answer questions from the investment community.

To participate, please call (866)-510-0710 or 617-597-5378 and ask for the Fundtech Call.

A replay of the conference call will be available for playback from 10:30am (ET) February 14, until 11:59pm (ET) February 21. The replay may be accessed by dialing (888) 286-8010 or 617-801-6888, passcode 77090417.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until February 28.

About Fundtech

Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Forward Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to first-quarter revenues; first-quarter GAAP earnings per share; first-quarter adjusted non-GAAP earnings per share; full-year 2007 revenues;

full-year 2007 GAAP earnings per share; and full-year 2007 adjusted earnings per share. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2005. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	December 31,	December 31,
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	$28,616	$30,807
Short term investments	--	216
Marketable securities - short term	18,551	18,576
Trade receivables, net	25,058	17,262
Other accounts receivable, prepaid expenses and inventories	2,608	2,601

Total current assets	74,833	69,462

Severance pay fund	1,221	871
Long term lease deposits	639	734
Prepaid expenses	1,821	1,321
Property and equipment, net	11,944	10,281
Goodwill, net	18,979	17,655
Other assets, net	2,626	5,477

Total assets	$112,063	$105,801

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,444	$2,021
Deferred revenues	7,567	7,071
Accrued restructuring expenses	185	336
Employee and payroll accruals	4,483	3,225
Other accounts payable and accrued expenses	5,360	6,285
		-
Total current liabilities	20,039	18,938

Accrued severance pay	1,399	981
Accrued restructuring and other expenses	62	100
Other long term liabilities	777	772

Total liabilities	22,277	20,791

Shareholders' equity:
Share capital	46	44
Additional paid-in capital	146,611	142,636
Accumulated other comprehensive income (loss)	(196)	(414)
Accumulated deficit	(53,417)	(57,168)
Treasury stock, at cost	(3,258)	(88)

Total shareholders' equity	89,786	85,010

Total liabilities and shareholders' equity	$112,063	$105,801

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2006	2005	2006	2005
Revenues:
Software license	$4,810	$3,470	$13,576	$16,523
Software hosting	3,761	2,810	13,403	10,501
Maintenance	5,823	5,589	22,513	20,248
Services	8,708	7,928	36,017	27,194

Total revenues	23,102	19,797	85,509	74,466

Operating expenses:
Software licenses costs	192	119	604	522
Amortization of capitalized software development costs	394	394	1,576	1,576
Amortization of other intangible assets	318	319	1,275	1,156
Maintenance, hosting and services costs [1]	8,844	7,948	34,726	30,027
Software development [1]	4,624	3,391	16,710	13,480
Selling and marketing [1]	4,266	3,619	15,754	13,734
General and administrative [1]	3,181	2,475	12,133	9,554

Total operating expenses	21,819	18,265	82,778	70,049

Operating income	1,283	1,532	2,731	4,417
Financial income, net	470	402	1,984	1,085
Income taxes	(118)	(330)	(964)	(1,166)

Net income	$1,635	$1,604	$3,751	$4,336

Net income per share:
Net income used in computing income per share	$1,635	$1,604	$3,751	$4,336
Basic income per share	$0.11	$0.11	$0.25	$0.29
Diluted income per share	$0.10	$0.10	$0.24	$0.27
Shares used in computing:
Basic income per share	14,973,302	14,950,734	14,879,241	14,862,054
Diluted income per share	15,963,751	15,852,192	15,850,793	15,794,276

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$2,982	$2,317	$9,089	$7,068
Adjusted non-GAAP[2] net income per share	$0.19	$0.15	$0.57	$0.45
Shares used in computing adjusted non-GAAP[2] net income per share	15,963,751	15,852,192	15,850,793	15,794,276

Reconciliation of net income to adjusted non-GAAP[2] net income:
Net income	$1,635	$1,604	$3,751	$4,336
Amortization	712	713	2,851	2,732
Stock-based compensation	635	--	2,487	--

Adjusted non-GAAP[2] net income	$2,982	$2,317	$9,089	$7,068

[1] Includes charges for stock-based compensation in 2006
[2] See Reconciliation to GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

			Three Months Ended
	Year Ended December 31,		December 31,
	2006	2005	2006
CASH FLOWS FROM OPERATIONS:
Net income	$3,751	$4,336	$1,635
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	6,450	5,836	1,691
(Increase) decrease in trade receivables	(7,658)	868	(1,750)
Increase in prepaid expenses, other accounts receivable and inventories	(387)	(1,193)	(831)
Increase in trade payables	407	178	3
Increase (decrease) in deferred revenues	188	43	(22)
Increase in employee and payroll accruals	1,183	499	25
(Decrease) increase in other accounts payable and accrued expenses	(957)	(42)	350
(Decrease) in accrued restructuring expenses	(189)	(290)	(45)
Increase (decrease) in accrued severance pay, net	68	35	(17)
(Increase) decrease in accrued interest on marketable securities	(33)	34	(27)
Gains (losses) on disposition of fixed assets	14	(4)	1
Stock-based compensation	2,487	--	635
Increase (decrease) in other long term payables	5	8	--

Net cash provided by operations	5,329	10,308	1,648

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(34,294)	(16,439)	3,157
Proceeds from held-to-maturity marketable securities	34,352	20,490	1,030
Investment in long term held-to-maturity marketable securities	--	--	--
Maturity of (investment in) short term deposits	216	(216)	--
Purchase of property and equipment	(5,177)	(5,390)	(1,439)
Increase (decrease) in long-term lease deposits and prepaid expenses	98	195	(17)
Investments in subsidiaries	(1,350)	(1,973)	(120)
Proceeds from sale of fixed assets	3	27	--

Net cash used in investing activities	(6,152)	(3,306)	2,611

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of share capital and
exercise of stock options and warrants, net	1,490	1,363	365
(Increase) in long-term other assets	(82)	--	--
Investment in treasury stock, at cost	(3,170)	--	(1,277)

Net cash provided by financing activities	(1,762)	1,363	(912)

Effect of exchange rate on cash and cash equivalents	394	(918)	65

Increase in cash and cash equivalents	(2,191)	7,447	3,412
Cash and cash equivalents at the beginning of the period	30,807	23,360	25,204

Cash and cash equivalents at the end of the period	$28,616	$30,807	$28,616

Schedule A to Press Release

Reconciliation to GAAP
(In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted non-GAAP net income as contained in the Company's press release:

	Three Months Ended						Year Ended
	December 31,				September 30,		December 31,
	2006		2005		2006		2006		2005

Reconciliation of net income (loss) to adjusted non-GAAP net income:

Net income (loss)	$1,635	[1]	$1,604	[1]	$1,185	[1]	$3,751	[1]	$4,336	[1]
Amortization of capitalized
software development costs	394		394		394		1,576		1,576
Amortization of other intangible assets	318		319		319		1,275		1,156
Stock-based compensation charged as follows:
Maintenance, hosting and services costs	52		--		53		219		--
Software development	40		--		39		152		--
Selling and marketing	137		--		117		504		--
General and administrative	406		--		371		1,612		--
-					-		-		-
Adjusted non-GAAP net income	$2,982		$2,317		$2,478		$9,089		$7,068

Adjusted non-GAAP net income per share	$0.19		$0.15		$0.16		$0.57		$0.45

Shares used in computing
adjusted non-GAAP net income per share	15,963,751		15,852,192		15,789,382		15,850,793		15,794,276

[1] Net income per share (diluted) was approximately $0.11, $0.10 and $0.08 for the three months ended December 31, 2006 and 2005 and the three months ended September 30, 2006, respectively. Net income per share was approximately $0.24 and $0.27 for the twelve months ended December 31, 2006 and 2005, respectively.